# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kestrel Group Ltd, CIK 0002055116
CUSIP: G5260K102
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 11 BERMUDIANA ROAD, MAILBOXES SUITE 1141, PEMBROKE, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 02/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001569502

## Reporting persons
- Talkot Capital, LLC: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 789,472; shared voting power 0; sole dispositive power 789,472; shared dispositive power 0; aggregate amount beneficially owned 789,472 (10.2% of the class)
- AKIN THOMAS B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 480,616; shared voting power 0; sole dispositive power 480,616; shared dispositive power 0; aggregate amount beneficially owned 480,616 (6.2% of the class)
- Talkot Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 256,502; shared voting power 0; sole dispositive power 256,502; shared dispositive power 0; aggregate amount beneficially owned 256,502 (3.3% of the class)
- Talkot Partners V, LP: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); sole voting power 35,854; shared voting power 0; sole dispositive power 35,854; shared dispositive power 0; aggregate amount beneficially owned 35,854 (0.5% of the class)
- Akin Family Foundation: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 11,500; shared voting power 0; sole dispositive power 11,500; shared dispositive power 0; aggregate amount beneficially owned 11,500 (0.2% of the class)
- James H Akin Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 3,750; shared voting power 0; sole dispositive power 3,750; shared dispositive power 0; aggregate amount beneficially owned 3,750 (0.1% of the class)
- Karen Hochster: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,250; shared voting power 0; sole dispositive power 1,250; shared dispositive power 0; aggregate amount beneficially owned 1,250 (0% of the class)

## Item 1. Issuer
Name of issuer: Kestrel Group Ltd
Address of issuer's principal executive offices: 11 BERMUDIANA ROAD, MAILBOXES SUITE 1141, PEMBROKE, BERMUDA, HM 08

## Item 2. Person Filing
Name of person filing:
Talkot Capital, LLC
Thomas B. Akin
Talkot Fund, LP
Talkot Partners V, LP
Akin Family Foundation
Karen Hochster
James H Akin Trust
Address of principal business office or, if none, residence:
100 Meadowcreek Dr Suite 150
Corte Madera, CA 94925
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Talkot Capital, LLC acts as an investment adviser to certain private pooled investment vehicles. Talkot Capital, by virtue of investment advisory agreements with these pooled investment vehicles, has investment and voting power over securities owned of record by these pooled investment vehicles. Despite their delegation of investment and voting power to Talkot Capital, under Rule 13d-3 of the Securities Exchange Act of 1934, these pooled investment vehicles may be deemed the beneficial owner of the securities they own of record because they have the right to acquire investment and voting power, and have dispositive power, through termination of the investment advisory agreements with Talkot Capital. Talkot Capital may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act. Thomas B. Akin is the Managing Member of the General Partner, Talkot Capital, LLC

Thomas B. Akin, Talkot Fund, L.P., Talkot Partners V, LP, James H. Akin Trust, Karen Hochster, and the Akin Family Foundation beneficially own 789,472 shares of Common Stock. Of such 789,472 shares of Common Stock, Thomas B. Akin beneficially owns 480,616 shares of Common Stock, Talkot Fund, LP beneficially owns 256,502 shares of Common Stock, Talkot Partners V, LP beneficially owns 35,854 shares of Common Stock, James H. Akin Trust beneficially owns 3,750 shares of Common Stock, Karen Hochster beneficially owns 1,250 shares of Common
Stock, and the Akin Family Foundation beneficially owns 11,500 shares of Common Stock
Percent of class:
10.2%

This percentage is based on 7,741,943 shares of Common Stock issued and outstanding as of November 3, 2025, as reported in Form
10-Q filed with the Securities and Exchange Commission (the
"Commission") on November 5, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 789,472
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 789,472

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Talkot Capital, LLC: Thomas B Akin, Thomas B Akin, Managing Member (02/12/2026)
- AKIN THOMAS B: Thomas B Akin, Thomas B Akin (02/12/2026)
- Talkot Fund, LP: Thomas B Akin, Thomas B Akin, Managing Member of the General Partner (02/12/2026)
- Talkot Partners V, LP: Thomas B Akin, Thomas B Akin, Managing Member of the General Partner (02/12/2026)
- Akin Family Foundation: Thomas B Akin, Thomas B Akin, Chairman (02/12/2026)
- James H Akin Trust: Thomas B Akin, Thomas B Akin, Trustee (02/12/2026)
- Karen Hochster: Karen Hochster, Karen Hochster (02/12/2026)